SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-25594

                           NOTIFICATION OF LATE FILING

|_| Form 10-K         |_| Form 11-K        |_| Form 20-F         |X| Form 10-Q
|_| Form N-SAR

     For Period Ended: June 30, 2004

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                            ProtoSource Corporation
Former name if applicable
Address of principal executive office              One Bethlehem Plaza
City, state and zip code                           Bethlehem, Pennsylvania 18018

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X|           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-QSB, could not be completed without incurring undue hardship and expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Peter Wardle                         (610)                    814-0550
   ------------                         -----                    --------
     (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               |X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              |X|  Yes     |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the three months ended June 30, 2004, were $428,819, compared to none for the same period last year. There were no operations resulting in sales during the course of 2003. Protosource's focus during 2003 had been on financing and completing the P2i Newspaper merger. 2004 revenues are entirely from P2i Newspaper LLC, a post-merger subsidiary of Protosource.

                             ProtoSource Corporation
                             -----------------------
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 6, 2004                      By: /s/ PETER WARDLE
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                                                  Peter Wardle,
                                                  Chief Executive Officer